IGTA Merger Sub Limited

875 Washington Street

New York, NY 10014

Telephone: (315) 636-6638

May 1, 2025

VIA EDGAR

Ms. Mariam Mansaray

Ms. Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	IGTA Merger Sub Limited (the “Company”)
Registration Statement on Form S-4
(File No. 333-276929) (the “Registration Statement”)

Dear Ms. Mansaray and Ms. Woo:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 5:00 p.m. on May 5, 2025, or as soon thereafter as practicable.

Very truly yours,

IGTA Merger Sub Limited

By:	/s/ Cheuk Hang Chow
Name:	Cheuk Hang Chow
Title:	Chief Executive Officer